EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Year-ended December 31,
	2012	2011	2010	2009	2008
Computation of Earnings:
Income before income taxes	$837	$945	$746	$727	$629
Add:
Interest expense	101	90	66	86	118
Amortization of debt premium/discount and expenses	1	1	—	—	6
Interest portion of rent expense	29	29	27	25	31
Earnings as adjusted	$968	$1,065	$839	$838	$784
Computation of Fixed Charges:
Interest expense	$101	$90	$66	$86	$118
Capitalized interest	—	—	—	—	1
Amortization of debt premium/discount and expenses	1	1	—	—	6
Interest portion of rent expense	29	29	27	25	31
Fixed charges	$131	$120	$93	$111	$156
Ratio of Earnings to Fixed Charges(A)	7.38	8.89	9.01	7.52	5.04
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(A)     Ratios were calculated prior to rounding to millions.